

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 22, 2022

Ben Looker
General Counsel
Esperion Therapeutics, Inc.
3891 Ranchero Drive, Suite 150
Ann Arbor, MI 48108

> **Re: Esperion Therapeutics, Inc.**
> **Registration Statement on Form S-3**
> **Filed April 15, 2022**
> **File No. 333-264303**

Dear Mr. Looker:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Doris Gama at 202-551-3188 or Laura Crotty at 202-551-7614 with any questions.

Sincerely,

Division of Corporation Finance
Office of Life Sciences

cc: Mitchell S. Bloom, Esq.